Exhibit 21

Subsidiaries

Name	Place of incorporation and kind of legal entity	Principal activities	Particulars of registered/ paid up share capital	Effective interest held

Glamourous Holdings Company Limited (HK)	Hong Kong	Entertainment & Consultancy	10,000 ordinary shares at par value of HKD1	100%

Glamourous Holdings International Company Limited	Hong Kong	Entertainment & Consultancy	10,000 ordinary shares at par value of HKD1	100%